Agricore United

04 MAR 23 AM 7:21

04010832

March 22, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Agricore United SUPPL

Dear Sirs or Madames:

Re: ~~United Grain Growers Limited~~ – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   March 22, 2004 (Agricore United sells Eastbank Crop Production Centre)

Yours very truly,

for · David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

dlw 3/25

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

SEC File No. 82-34725

04 MAR 23 AM 7:21

Agricore United™

AGRICORE UNITED SELLS EASTBANK CROP PRODUCTION CENTRE

March 22, 2004, Winnipeg – Agricore United announced today that it has entered into an agreement to sell its Eastbank Crop Production Centre (Eastbank), located at Broderick, Saskatchewan, to the Gardiner Dam Terminal Joint Venture (Gardiner Dam). Terms of the sale were not disclosed.

Gardiner Dam is jointly-owned by Agricore United and Gardiner Dam Terminal Ltd., a local farmer investor group. The company operates a 17,000 tonne high throughput elevator near Strongfield, Saskatchewan, which opened for business in the fall of 2001.

Upon completion of the sale, the combined grain handling and crop input business will be operated by Gardiner Dam. Eastbank will continue to offer a full range of products and services, including financing options offered by Agricore United Financial. Ralph Danderfer will stay on as Agro Retail Manager.

"We anticipate Eastbank customers will experience a seamless transition," says Ron Enns, Vice President of Country Operations for Agricore United. "This sale builds on the excellent working relationship we've established with our joint venture partner."

"We're very pleased to enter into this new joint venture," stated David Pederson, Chair of Gardiner Dam Terminal Ltd. "This partnership is in response to customers' requests and will also produce increased financial rewards for our shareholders."

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, contact:
Radean Carter
Communications Coordinator
(204) 944-2238
or
Trevor Forrest
Director,
Gardiner Dam Terminal Ltd.
(306) 665-1768